Bamboo Ecologic Corporation



AMENDED 2023 ANNUAL REPORT
(to include audited financial statements)

9040 Town Center Pkwy

Lakewood Ranch, FL 34202

www.rizomebamboo.com

Original Annual Report - April 29,2024
Amended Annual Report - April 29, 2025

Issuer Information

Legal Name:	Bamboo Ecologic Corporation
Principal Office Address:	9040 Town Center Pkwy, Lakewood Ranch, FL 34202
Website:	www.rizomebamboo.com
Legal Status:	Corporation
Incorporated:	Nevada
Date of Incorporation:	January 9th, 2013
CIK Number:	0001844202
Offering Platform:	StartEngine

Reason for Amending 2023 Annual Report

To provide audited financial statements that were not available at the time the 2023 annual report was filed in April of 2024.

Only the sections affected by the amendment have been revised and provided in this amendment. All other information in the original form C-AR remains unchanged.

GROUP STRATEGIC REPORT
FOR THE YEAR ENDING DECEMBER 31, 2023

Business Review

In 2023, the Group generated revenues of $1,135,058 (up 262% from $313,697 in 2022). $983,443 of the revenues came from carbon asset development, while $151,615 came from the sale of finished bamboo products. The loss for the year was $2,376,846 (up 20% from 2022) which was partially due to differences between accounting standards in the Philippines and the U.S. and is in line with growth companies at this stage.

Certification

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2025.

Bamboo Ecologic Corporation

Russell Smith

Name: Bamboo Ecologic Corporation
Title: CEO, Principal Executive Officer and Director, Principal Financial Officer, Principal Accounting Officer



Exhibit A

FINANCIAL STATEMENTS

Bamboo Ecologic Corporation
Consolidated Financial Statements, Report of
Independent Registered Public Accounting Firm, and
Independent Accountant's Audit Report
Years ended December 31, 2023, and 2022

Bamboo Ecologic Corporation

Index to Financial Statements

Years ended December 31, 2022, and 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bamboo Ecologic Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Bamboo Ecologic Corporation (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations, shareholders' deficit, and cash flows for the year period then ended, and the consolidated related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the consolidated financial statements, the Company has suffered net losses from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are discussed in Note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audits provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

As discussed in Note 2 to the consolidated financial statements, the Company issues stock-based compensation in accordance with ASC 718, Compensation.

Auditing management's calculation of the fair value of stock-based compensation can be a significant judgment given the fact that the Company uses management estimates on various inputs to the calculation.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC

We have served as the Company's auditor since 2022

Houston, TX

Consolidated Statements of Financial Position
(all amounts in USD)

	Year Ended December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	2,126,175	260,242
Accounts Receivable	359,755	3,447
Other Receivables	0	0
ROU Asset ST	142,320	120,860
Prepaid Expenses	536,963	8,670
Inventory	1,403,655	625,713
Total Current Assets	4,568,868	1,018,932
Non-current Assets		
Property & Equipment, net	616,021	408,957
Deposits	59,172	59,037
Loan Receivable	451,231	0
ROU Asset LT	423,393	565,714
Other Assets	109,764	79,877
Total Non-current Assets	1,659,581	1,113,585
TOTAL ASSETS	**6,228,449**	**2,132,517**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Related Party Accounts Payable	182,343	121,004
Accounts Payable	129,119	105,596
Dividends Payable	54,197	40,648
Other Payables	10,341	3,682
Related Party Deferred Compensation	295,000	295,000
Accrued Interest	350,561	305,517
Other Accrued Expenses	1,200	11,316
Lease Liability ST	154,962	133,491
Customer Prepayments	269,353	79,905
Related Party Loans	303,223	153,223
3rd Party Loans, net	537,675	1,582,498
Total Current Liabilities	2,287,974	2,831,880
Long-Term Liabilities		
Lease Liability LT	388,646	543,608
Related Party Loans	150,000	245,000
3rd Party Loans, net	980,000	910,000
Total Long Term Liabilities	1,518,646	1,698,608
Total Liabilities	**3,806,620**	**4,530,488**
Equity		
Common Stock	1,783	1,657
Preferred Stock	36	36
APIC	12,525,186	5,342,583
Effect of Foreign Currency Exchange	62,523	35,057
Retained Earnings	(10,167,699)	(7,777,304)
Total Equity	**2,421,829**	**(2,397,971)**
TOTAL LIABILITIES & EQUITY	**6,228,449**	**2,132,517**

The accompanying notes are an integral part of these financial statements.

3

Consolidated Statements of Operations
(all amounts in USD)

	Year Ended December 31,	
	2023	**2022**
Revenue	1,135,058	313,697
Cost of Revenue	1,133,070	33,458
Gross Profit	1,988	280,239
Operating Expenses		
Advertising & Marketing Expenses	279,998	410,230
Employee Expenses	237,912	237,344
General & Administrative Expenses	1,249,258	1,043,856
Total Operating Expenses	1,767,168	1,691,432
Operating Income	(1,765,180)	(1,411,191)
Other Revenue		
Interest	0	0
Other Revenue	21,035	0
Total Other Revenue	21,035	0
Other Expense		
Interest Expense	289,819	291,011
Interest Expense - Discount	225,396	270,476
Fair Value of Options Expense	107,958	0
Other Expense	9,528	1,014
Total Other Expense	632,701	562,501
Provision for Income Tax	-	-
Net Income	(2,376,846)	(1,973,692)
Loss Before Tax Benefit		
Tax Benefit	0	0
Net Comprehensive Loss	(2,376,846)	(1,973,692)
NET LOSS PER SHARE		
Basic	$(0.02)	$(0.02)
Diluted	$(0.02)	$(0.02)
WEIGHTED AVERAGE NUMBER OF SHARES		
Basic	113,251,663	94,938,631
Diluted	113,251,663	94,938,631

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY

	Common Stock		Preferred Stock		Subscription Receivable	Additional Paid-In Capital	Contributions	Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount						
Balance, December 31, 2021	73,347,775	$ 1,325	3,650,617	$ 36	-	$ 3,199,811	$ -	$ 12,190	(5,790,063)	$ (2,576,700)
Issuance of Shares for Exercise of Warrants	2,119,379	21	-	-	-	21,173			-	21,194
Issuance of Shares from Offshore Offering	22,000,000	220	-	-	-	749,780	-		-	750,000
Issuance of Shares from Securities Act Section 4(a)(2) "no public offering" exemptic	2,933,333	29	-	-	-	99,971	-			100,000
Issuance of Shares from Convertible Debt Conversion	4,154,145	42	-	-	-	113,253	-			113,295
Issuance of Shares from Reg CF Offering	2,073,816	19	-	-	-	750,644	-			750,663
Capital Costs related to Reg CF offering	-	-	-	-	-	(52,537)	-			(52,537)
Warrants Issued with Debt	-	-	-	-	-	460,488	-			460,488
AOCI - Foreign Currency Translation								22,867	-	22,867
Accrual of Preferred Dividend									(13,549)	(13,549)
Net loss for the year ended December 31, 2022									(1,973,692)	(1,973,692)
Balance, December 31, 2022	106,628,448	$ 1,657	3,650,617	$ 36	-	$ 5,342,583	$ -	$ 35,057	(7,777,304)	$ (2,397,971)
Issuance of Shares for Exercise of Warrants	962,760	10	-	-	-	9,618			-	9,628
Issuance of Shares from Offshore Offering	7,388,018	74	-	-	-	5,319,299	-		-	5,319,373
Issuance of Shares from 506(b) Offering	500,002	5	-	-	-	359,996	-			360,001
Issuance of Shares from Convertible Debt Conversion	3,650,629	37	-	-	-	1,193,130	-			1,193,167
Issuance of Shares for Services	20,000	0	-	-	-	682			-	682
FV of Options	-	-	-	-	-	107,958	-			107,958
Warrants Issued with Debt	-	-	-	-	-	191,920	-			191,920
AOCI - Foreign Currency Translation								27,466	-	27,466
Prior Period Adjustment										
Accrual of Preferred Dividend									(13,549)	(13,549)
Net loss for the year ended December 31, 2023									(2,376,846)	(2,376,846)
Balance, December 31, 2023	119,149,857	$ 1,783	3,650,617	$ 36	-	$ 12,525,186	$ -	$ 62,523	(10,167,699)	$ 2,421,829

The accompanying notes are an integral part of these financial statements.

5

Consolidated Statements of Cash Flows
(all amounts in USD)

| | Year Ended December 31, | |
	2023	2022
OPERATING ACTIVITIES		
Net Income	(2,376,846)	(1,973,692)
Adjustment to Retained Earnings		
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Amortization expense	225,457	270,480
Fair Value of shares issued for services	682	0
Depreciation expense	67,502	56,858
Stock Options	107,957	0
Changes in operating assets and liabilities		
Accounts Receivable	(415,479)	87,359
Prepaid Expenses	(528,293)	2,492
Inventory	(777,942)	(607,365)
ROU Asset	120,861	95,908
Lease Liability	(133,497)	(105,384)
Other Assets	29,160	(87,117)
Accounts Payable	104,879	(186,859)
Accrued Expenses	299,372	189,384
Net cash provided by Operating Activities	(3,276,187)	(2,257,936)
INVESTING ACTIVITIES		
Cash paid for purchase of fixed assets	(720,729)	(126,701)
Net cash provided by Investing Activities	(720,729)	(126,701)
FINANCING ACTIVITIES		
Proceeds from Sale of Stock	5,689,002	1,569,322
Borrowings on debt	600,000	780,000
Accrued Dividends	(13,549)	(13,549)
Principal Payments on debt	(435,000)	0
Net cash provided by Financing Activities	5,840,451	2,335,773
Effect of Foreign Currency Translation	22,398	22,867
Net cash increase for period	1,865,933	(25,999)
Cash at beginning of period	260,242	286,241
Cash at end of period	2,126,175	260,242
Non-Cash Transactions		
Warrants Issued with Debt	191,920	460,488
ROU Lease	0	782,483
Conversion of Debt	1,193,166	113,295

The accompanying notes are an integral part of these financial statements.

Bamboo Ecologic Corporation
Notes to the Consolidated
Financial Statements

December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bamboo Ecologic Corporation ("the Company") was formed in Nevada on January 9th, 2013. The company is a manufacturer of bamboo construction materials with customers primarily in the Philippines and slowly expanding into the United States. In addition, it develops nature-based carbon solutions and community-based bamboo growing programs in the Philippines

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities. The financials herein represent the results of operations of the company's US entity, Bamboo Ecologic Corporation and its foreign Philippines subsidiary, Bamboo Ecologic Export Philippines, Inc.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. On December 31, 2023, the Company had cash of $2,126,175.

Prepaid Expenses

Component	2023	2022
Prepaid Retainers	9,000	4,000
Prepaid Rent	0	1,917
Prepaid Insurance	1,944	0
Prepaid Subscriptions	7,521	0
Prepaid Travel	1,773	0
Prepaid Bamboo Propagules	516,725	0
Other Prepaids	0	2,753
Total	536,963	8,670

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets.
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and a loan to its subsidiary. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a.   the customer simultaneously receives and consumes the benefits as the entity performs;
b.   the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c.   the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's primary performance obligation is the delivery of carbon credits and building materials to customers. The company recognized $1,135,058 and $313,697 in revenue as of December 31st, 2023 and 2022 and deferred $269,353 and $79,905 of revenue for cash deposits received prior to delivery of product as of December 31st, 2023 and 2022.

Inventory

The Company states inventory at the lower of cost or market value. Cost is determined using the First In First Out (FIFO) method. The inventory balance as of December 31, 2023, and 2022 was $1,403,655 and $625,713, respectively. The Company's inventory balance as of December 31, 2023 and 2022 included $349,251 and $57,644 respectively of product sold but not yet shipped.

Property and Equipment

Property and Equipment are stated at cost, and are depreciated using straight line, over its estimated useful lives:

Computer Equipment   5 years
Machinery & Equipment   7 years
Leasehold Improvements   5 years

Depreciation Expense for the years ended December 31, 2023, and 2022 was $67,502 and $56,858, respectively.

Accounting for Leases

The Company accounts for its operating lease using ASC 842 and recorded the following Right-of-Use (ROU) Asset related to the subsidiary's 5-year lease contract for the factory in the Philippines:

Account	2023	2022
ROU Asset ST	$142,320	$120,860
ROU Asset LT	$423,393	$545,714
Total ROU Asset	**$565,713**	**$686,574**

Deposits

Deposits consist of security deposits for the corporate office in Sarasota, FL at $2,087 and the manufacturing facility in Cagayan de Oro, Philippines at $57,085.

Related Party Deferred Compensation

2023 Compensation was initially deferred for Mr. Frederick Murrell, Mr. Russell Smith, and Mr. David Sands, due to circumstances resulting from the impact of the COVID-19 pandemic and the delays caused in commissioning the manufacturing facility in the Philippines. As of December 31, 2023, however, the 2023 deferred compensation had been paid in full and the balance remaining on the books is from previous years. The deferred compensation balance as of December 31, 2023 was:

Name	Deferred Compensation
Frederick Murrell	$79,000
Russell Smith	$79,000
David Sands	$112,000
Troy Carter	$25,000

Other Assets

The Company recorded the following other assets:

Account	2023	2022
Investment in BEEP	$8,095	$8,095
Loan to BEEP	$0	$3,267
Revolving Fund	$902	$0
VAT	$84,830	$57,884
Advances	$15,937	$10,631
Deferred Tax	$0	$0
Total Other Assets	**$109,764**	**$79,877**

Accrued Interest

The Company accrues interest on a monthly basis on all related party and third-party notes. The accrued interest balance as of December 31, 2023, and 2022 was $350,561 and $305,517, respectively.

Other Accrued Expenses

Other Accrued Expenses consisted of the following:

Account	2023	2022
Customer Prepayments	$269,353	$79,905
Accrued Payroll Taxes	$1,200	$11,316
Total Other Accrued Expenses	**$270,553**	**$91,221**

Lease Liability

The lease liability relating to ASC 842 and the operating lease for the factory in the Philippines was as follows in 2023:

Account	2023	2022
Lease Liability ST	$154,962	$133,491
Lease Liability LT	$388,646	$543,608
Total Lease Liability	**$543,608**	**$677,099**

New Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

NOTE 3 – LOAN RECEIVABLE

In 2023, the Company's subsidiary in the Philippines entered into a P50,000,000 promissory note with Kilambay Plantation Corporation to assist with the development of timber-grade bamboo for agroforestry and reforestation. The terms of this long-term debt facility are as follows:

- 10-year term with principal repaid at maturity subject to principal forgiveness based on meeting mutually agreed milestones
- 0% interest subject to regulatory requirements
- Monthly draws over 10 consecutive months
- The loan is collateralized with the equipment and machinery purchased with the funds loaned

The balance of the loan receivable as of December 31, 2023 was $451,231.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The company has borrowed money from shareholders and/or related family members totaling $453,223 ($303,223 is short term and $150,000 is long term) as of December 31st, 2023 and $398,223 ($153,223 short term and $245,000 long term) as of December 31st, 2022. In 2023, the Company borrowed $65K from a related party. This note bears interest of 13% and is due in 2026. In 2022, the Company borrowed $85K from related parties. $75K of this bears interest of 12% and is due in 2025 and $10K bears interest of 13% and is due in 2025.

The company has been loaning funds to its Philippine subsidiary for its operations while the manufacturing facility was being commissioned and until operating costs are covered from sales. The balance of the funds loaned to the subsidiary as of December 31, 2023, is $4,287,725.18.

The Company also owes related parties for certain reimbursable travel expenses. The related party accounts payable balance was $182,343 as of December 31, 2023 and $121,004 as of December 31, 2022.

All deferred compensation was due to related parties. The balance of the related party deferred compensation as of December 31st 2023 and 2022 was $295,000.

NOTE 5 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 6 – DEBT

Related party loans – See Note 4.

3rd Party Loans – The company borrowed $1,935,000 from 3rd parties as of December 31st, 2023, of which $955K is short term and $980K is long term. The amounts borrowed bear interest at 12% and 13% and are due in 2023 – 2027. There were 3,966,047 warrants granted to the 3rd party lenders. As of December 31st, 2023 2,247,999 of these warrants had been exercised at the strike price of $0.01 for a total of $22,479.99. The warrants that had not been exercised were valued using the Black Scholes model and their fair value was recorded in the account "Discount on Notes." The discount is then amortized over the life of the loans.

3rd Party Short Term Loan Balance as of December 31, 2022: $2,033,299
Less Discount as of December 31, 2022: ($450,801)
Net 3rd Party Short Term Loan Balance as of December 31, 2022: $1,582,498

Plus reclass from Long Term to Short Term Loans in 2023: $215,000
Less 3rd Party Short Term Loans converted or repaid in 2023:$1,293,299
Less 2023 Discount: $33,476
Net 3rd Party Short Term Loan Balance as of December 31, 2023: $537,675

3rd party Long Term Loan Balance as of December 31, 2022: $910,000

3rd party Long Term Loan Balance as of December 31, 2023: $980,000

On January 3rd, 2023 a convertible note with principal and accrued interest of $1,141,780.67 was converted to 3,494,913 of the Company's common shares per the terms of the note; no gain or loss was recorded. In addition, two convertible notes for $100,000 and $50,000 respectively were paid back in October 2023 per the terms of the notes.

In 2023 several of our promissory notes matured. Two notes of $25,000 each plus accrued interest for a total of $51,386.30 were converted within their terms to 155,716 common shares and no gain or loss was recorded. Further, two notes for a total of $65K were extended to dates in 2024. Finally, one note of $25,000 was paid back.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	537,675
2025	470,000
2026	285,000
2027	225,000
Thereafter	-

NOTE 7 - EQUITY

The company has authorized 500,000,000 common shares with a par value of $0.00001 per share and 51,883,600 of preferred shares with a par value of $0.001 per share. 119,149,907 shares of common stock and 3,650,617 shares of preferred stock were issued and outstanding as of 2023. 106,628,448 shares of common stock and 3,650,617 shares of preferred stock were issued and outstanding as of 2022.

The 106,628,448 shares of common stock that were outstanding as of December 31st, 2022 included 4,154,145 common shares that were issued as a result of the conversion of a convertible note on November 29th, 2022 with principal and accrued interest of $113,294.86.

On January 3rd, 2023 a convertible note with principal and accrued interest of $1,141,780.67 was converted to 3,494,913 of the Company's common shares per the terms of the note; no gain or loss was recorded. Two notes of $25,000 each plus accrued interest for a total of $51,386.30 were converted within their terms to 155,716 common shares and no gain or loss was recorded.

Shares of common stock are voting and carry similar customary rights and privileges of other companies' common stock and are entitled to dividends at the discretion of the board of directors.

The terms of the preferred shares are as follows:

Recoupment: The holders of the Series A Preferred Shares shall have the right to receive, prior to any payment to any other holder of the Company's capital stock, whether in the distribution of profits or in liquidation of the Company an amount in cash equal to one hundred percent (100%) of the Original Issue Price.

Dividends: Until such time as each holder of Series A Preferred Shares has received Recoupment in full, each such holder shall be entitled to receive from the Company an annual, cumulative cash dividend (the "Preferred Dividend"), out of the Company's cash legally available for distribution, after giving effect to the payment of all current expenses and obligations ("Distributable Cash"). Beginning with calendar year 2019, and through and including calendar year 2023, Preferred Dividends shall cumulate at the rate of two and one-half percent (2.5%) of the Purchase Price per annum.

Conversion: Any shares of Series A Preferred Shares may, at the option of the holder, be converted at any time into fully paid and nonassessable shares of Common Stock. Each share of Series A Preferred Shares shall automatically be converted into shares of Common Stock, based on the then-effective Series A Preferred Shares Conversion Rate, at any time upon the affirmative election of the holders of a Super-Majority Vote of the Series A Preferred Shares.

Conversion Rate: The conversion rate in effect at any time for conversion of the Series A Preferred Shares (the "Series A Preferred Shares Conversion Rate") shall be the quotient obtained by dividing the Original Issue Price of the Series A Preferred Shares by the "Series A Preferred Shares Conversion Price."

Conversion Price: The conversion price for the Series A Preferred Shares shall initially be the Original Issue Price of the Series A Preferred Shares (the "Series A Preferred Shares Conversion Price"). Such initial Series A Preferred Shares Conversion Price shall be adjusted from time to time in accordance with this Section 4(c). All references to the Series A Preferred Shares Conversion Price herein shall mean the Series A Preferred Shares Conversion Price as so adjusted.

Voting: Entitled to one vote per Share

The company raised $360,001 by selling common shares via a 506(b) private offering in 2023 and $5,319,373 by selling common shares via an offshore offering. It raised $750,663.33 in 2022 by offering common shares for sale via Regulation Crowdfunding and $750,000 in common shares via an offshore offering. There were $52,535 in platform fees in 2022 associated with raising the funds via the Crowdfunding campaign.

In 2023, the Company granted 10,000 shares each for services for a total of 20,000 shares to two individuals who as Subject Matter Experts (SME) had supported Rizome since its early days. The board had approved this grant in January 2021 when the FMV of the shares was $0.002 per a 406(A) at the time, however these two grants were inadvertently not processed. In January 2023 we finalized processing the grants at $0.034/share, which was the price paid for common shares in the last share purchase prior to January 2023 grant.

Further, as indicated in Note 9, there were 962,760 warrants exercised in 2023 for $9,627.60.

NOTE 8- STOCK OPTIONS

Following is the schedule of stock options the Company has granted as of December 31, 2023, and 2022:

Name	No. of Option	Date Granted	Exercise Price	Date Options Vest/Terminate
Anita Lambert	12,500	4/1/2015	$0.01	Fully vested; 4/1/24
Chara Panagopoulos	12,500	4/1/2015	$0.01	Fully vested; 4/1/24
Stanley Cooper	2,500	4/1/2015	$0.01	Fully vested; 4/1/24
Rich Von Wellsheim	12,500	4/1/2015	$0.01	Fully vested; 4/1/24
Tara Grace	2,500	4/1/2015	$0.01	Fully vested; 4/1/24
MJN Participações	3,000,000	10/2/2015	$0.0001	Fully vested.
Chara Panagopoulos	1,000,000	2/22/2016	$0.01	Fully vested; terminate on 2/12/2025

Joseph Andrews	400,000	2/12/2021	$0.01	Fully vested; terminate on 2/12/2026
Mark Cohen	50,000	3/1/2023	$0.01	Fully vested; terminate on 3/1/2033
Claro Fernandez	50,000	3/1/2023	$0.01	Fully vested; terminate on 3/1/2033
Howie Simon	50,000	9/29/2023	$0.01	Fully vested; terminate on 9/29/2033

The Company uses the Black-Scholes option pricing model in valuing options. The inputs for the valuation analysis of the options include the market value of the Company's common stock, the exercise price of the warrants and the risk-free interest rate. Since the Company is not public, the average volatility of two companies that are similar in size and operations to the Company was used. As of December 31, 2023, and 2022, stock issued for services to employees totaled $0 and $0, respectively. As of December 31, 2023, and 2022, stock issued for services to non-employees totaled $107,958 and $0, respectively. All stock options are fully vested and there is no further expense required.

NOTE 9- WARRANTS

The Company issued warrants with its debt offering in 2023 and 2022. The Company accounts for warrants issued in accordance with ASC 470-20-30-2.

The warrants exercised in 2023 were:

Name	No. of Warrants	Date Exercised	Exercise Price
The Willard Kayser Jr. RT	50,000	2/162022	$500
D. Werlin Holdings, LLC	875,025	5/2/2022	$8,750.25
M. Werlin Holdings, LLC	875,025	5/2/2022	$8,750.25
The Willard Kayser Jr. RT	50,000	4/27/2022	$500
Robin & Kathryn Baker	125,000	5/5/2022	$1,250
Robin & Kathryn Baker	144,379	6/15/2022	$1,443.79
Lorn Douglas	337,760	4/28/2023	$3,377.60
Lorn Douglas	625,000	6/28/2023	$6,250.00

The warrants still outstanding as of December 31, 2023 and 2022, are:

Name	No. of Warrants	Date Granted	Expiration Date	Warrant Price
Sugar & Nakada	62,500	6/23/2020	6/23/2025	$0.01
Ivan O'Neil	62,500	7/21/2020	7/21/2025	$0.01
Evslin Trust	62,500	7/30/2020	7/30/2025	$0.01
Josh Schaeffer	62,500	8/4/2020	8/4/2025	$0.01
Fredrick Sands	275,000	8/18/2021	8/18/2026	$0.01
D. Werlin Holdings	125,000	9/28/2021	9/28/2026	$0.01
M. Werlin Holdings	125,000	9/28/2021	9/28/2026	$0.01
Frederick Murrell	62,500	10/25/2021	10/25/2026	$0.01
Russell Smith	62,500	11/11/2021	11/11/2026	$0.01

D. Werlin Holdings	50,000	9/28/2021	9/28/2026	$0.01
M. Werlin Holdings	50,000	12/15/2021	12/15/2026	$0.01
Dale Hobbs	125,000	2/24/2022	2/24/2027	$0.01
Fredrick Sands	62,500	4/21/2022	4/21/2027	$0.01
Bamboo Technologies	62,500	4/22/2022	4/22/2027	$0.01
Bamboo Technologies	62,500	4/28/2022	4/28/2027	$0.01
Big Bambusa, LLC	625,000	5/19/2022	5/19/2027	$0.01
Elizabeth Moore	250,000	6/2/2022	6/2/2027	$0.01
Frederick Murrell	25,000	8/2/2022	8/2/2027	$0.01
Frederick Murrell	162,500	2/1/2023	2/1/2028	$0.01
Capati Family LLC	73,529	2/28/2023	2/28/2028	$0.01
Dr. Jose Raffinan	4,902	4/3/2023	4/3/2028	$0.01
David Evans	69,440	4/18/2023	4/18/2028	$0.01
Capati Family LLC	73,529	5/9/2023	5/9/2028	$0.01
Sugar & Nakada	34,720	7/13/2023	7/13/2028	$0.01
Jerry Steinberg	13,888	7/24/2023	7/24/2028	$0.01

FMV of Warrants & Amortization

The Company raised funds via debt from 2020 – 2023 and offered warrants to noteholders. The fair value of the unexercised warrants is determined by the Black Scholes Model and is allocated to paid in capital and discount on debt. It is then amortized into interest expense over the life of the note. The FMV of the warrants that was discounted for the years ended December 31, 2023, and 2022, was $191,920 and $460,488, respectively.

Interest expense associated with this discount and amortized for the years ended December 31, 2023, and 2022, was $225,396 and $270,476, respectively.

NOTE 10- INCOME TAXES

As of December 31, 2023, the Company had approximately $(7,087,185) in tax loss carryforwards that can be utilized in future periods to reduce taxable income. The reconciliation of the provision for income taxes at the United States federal statutory rate compared to the Company's income tax expense as reported is as follows**:**

	Year Ended December 31, 2023	Year Ended December 31, 2022
Federal Tax Rate	21%	21%
Carryforward	$(5,559,788)	$(3,856,570)
Net Loss	$(2,376,846)	$(1,973,692)
Stock Based Compensation	$107,958	$0
Debt Discount Amortization	$225,396	$270,476
Gain on Settlement	$0	$0
NOL Carryforward	**$(7,603,280)**	**$(5,559,788)**

The significant components of deferred income tax assets and liabilities on December 31, 2023, and 2022 are as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022

Deferred Tax Assets	$(1,596,689)	$(1,167,555)
Less: Valuation Allowance	$1,596,689	$1,167,555
Net Deferred Tax Asset	$0	$0

Due to its history of losses, the Company is not subject to federal or state income taxes.

NOTE 11- RECENT ACCOUNTING PRONOUNCEMENTS

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 12- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 10, 2024, the date these financial statements were available to be issued.
Convertible note conversions – On March 5th, 2024, the company converted $225,000 of unpaid principal to 3,687,212 shares of the Company's common stock per the terms of the convertible note.

Promissory Notes – On March 5th, 2024 the company paid back an outstanding promissory note with a principal and total accrued interest of $26,065.75. On May 8th, 2024 the company paid back an outstanding promissory note with a principal and total accrued interest of $77,313.70.

Equity Issuances – The company raised $1,774,937.88 from selling 2,465,192 common shares via an offshore offering.

NOTE 13 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 14 – RISKS AND UNCERTAINTIES

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

CERTIFICATION

I, Russell Smith, Principal Executive Officer of Bamboo Ecologic Corporation, hereby certify that the financial statements of Bamboo Ecologic Corporation included in this Report are true and complete in all material respects.

Russell Smith

CEO, Principal Executive Officer and Director, Principal Financial Officer, Principal Accounting Officer